FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	News Release dated January 20, 2007

2.	Audited Financial Results for the period ended December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: January 20, 2007	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 20, 2007

Performance Review – Quarter ended December 31, 2006: 42% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Vadodara today, approved the audited accounts of the Bank for the quarter ended December 31, 2006 (Q3-2007).

Highlights

  Operating profit increased 65% to Rs. 1,976 crore (US$ 446 million) for Q3-2007 from Rs. 1,194 crore (US$ 270 million) for Q3-2006.

  Profit after tax for Q3-2007 increased 42% to Rs. 910 crore (US$ 206 million) from Rs. 640 crore (US$ 145 million) for Q3-2006.

  Net interest income increased 32% to Rs. 1,709 crore (US$ 386 million) for Q3-2007 from Rs. 1,296 crore (US$ 293 million) for Q3-2006.

  Fee income increased 53% to Rs. 1,345 crore (US$ 304 million) for Q3- 2007 from Rs. 881 crore (US$ 199 million) for Q3-2006.

  Profit after tax increased 31% to Rs. 2,285 crore (US$ 516 million) for the nine-month period ended December 31, 2006 (9m-2007) from Rs. 1,750 crore (US$ 395 million) for the nine-month period ended December 31, 2005 (9m-2006).

  Retail assets increased 50% to Rs. 117,914 crore (US$ 26.6 billion) at December 31, 2006 from Rs. 78,495 crore (US$ 17.7 billion) at December 31, 2005.

  Deposits increased 47% to Rs. 196,893 crore (US$ 44.5 billion) at December 31, 2006 from Rs. 133,881 crore (US$ 30.3 billion) at December 31, 2005.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Credit growth

The Bank’s net customer assets increased 42% to Rs. 180,960 crore (US$ 40.9 billion) at December 31, 2006 compared to Rs. 127,319 crore (US$ 28.8 billion) at December 31, 2005. In 9m-2007, the Bank’s total retail disbursements were about Rs. 54,100 crore (US$ 12.2 billion) including home loan disbursements of about Rs. 21,300 crore (US$ 4.8 billion). Retail assets constituted 68% of advances and 65% of customer assets. The Bank is focusing on non-fund based products and services, as well as capitalising on opportunities presented by the domestic and international expansion of Indian companies. The Bank’s rural portfolio grew by about 43% on a year-on-year basis. The Bank is also extending its reach in the small and medium enterprises segment.

Deposit growth

The Bank’s total deposits increased 47% to Rs. 196,893 crore (US$ 44.5 billion) at December 31, 2006 from Rs. 133,881 crore (US$ 30.2 billion) at December 31, 2005. During this period, savings deposits increased by 53% from Rs. 18,951 crore (US$ 4.3 bn) to Rs. 28,878 crore (US$ 6.5 bn). The Bank added 35 branches and 345 ATMs during the quarter, taking the number of branches and extension counters to 667 and ATMs to 2,681.

International operations

The Bank now has wholly-owned subsidiaries, branches and representative offices in 16 countries, and an offshore banking unit in Mumbai. The total assets of the Bank’s international branches increased to about Rs. 40,300 crore (US$ 9.1 billion) at December 31, 2006 from about Rs. 25,180 crore (US$ 5.7 billion) at December 31, 2005. The total assets of the Bank’s international banking subsidiaries increased to about Rs. 24,450 crore (US$ 5.5 billion) at December 31, 2006 from about Rs. 8,600 crore (US$ 1.9 billion) at December 31, 2005. The Bank’s remittance volumes grew by 30% in Q3-2007 compared to Q3-2006. The Bank has launched remittances services to Sri Lanka and the Philippines through its UK and Canada subsidiaries. ICICI Bank UK’s unaudited profit after tax for 9m-2007 was US$ 28.9 million (approximately Rs. 128 crore), translating into a return on equity of about 20%. During the quarter, the Bank opened representative offices in Thailand and Malaysia.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

The Bank’s capital adequacy at December 31, 2006 was 13.4% (including Tier 1 capital adequacy of 8.6%), well above RBI’s requirement of total capital adequacy of 9%.

Asset quality

At December 31, 2006, the Bank’s net non-performing assets constituted 1.0% of net customer assets.

Insurance and asset management businesses

ICICI Lombard General Insurance Company (ICICI Lombard) enhanced its leadership position with a market share of about 35.8% among private sector general insurance companies and an overall market share of about 12.5% during April-November 2006. ICICI Lombard’s unaudited profit after tax for Q3-2007 was Rs. 16 crore (US$ 4 million).

ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide make losses in the initial years, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 95 crore (US$ 21 million) on the Bank’s consolidated profit after tax in Q3-2007 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for Q3-2007 was Rs. 193 crore (US$ 44 million) as compared to Rs. 142 crore (US$ 32 million) in Q3-2006. NBAP is a metric for the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters. Actual experience could differ based on variance from these assumptions especially in respect of expense overruns in the initial years.

Prudential ICICI Asset Management Company continues to be among the largest asset management companies in India with assets under management of over Rs. 33,350 crore (US$ 7.5 billion) at December 31, 2006.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement

Rs. crore
	Q3-2006	Q3-2007	Growth over Q3-2006	9m-2006	9m-2007	FY2006
Net interest income[1]	1,296	1,709	32%	3,335	4,761	4,709
Non-interest income (excluding treasury)	1,045	1,671	60%	2,922	4,260	4,243
- Fee income [2]	881	1,345	53%	2,342	3,585	3,447
- Lease & other income	164	326	99%	580	675	796
Less:
Operating expense	904	1,289	43%	2,490	3,525	3,547
Expenses on direct market agents (DMAs)[1]	301	383	27%	812	1,101	1,177
Lease depreciation	76	42	-45%	204	144	277
Core operating profit	1,060	1,666	57%	2,750	4,251	3,951
Treasury gains[2]	134	310	131%	459	568	740
Operating profit	1,194	1,976	65%	3,209	4,819	4,691
Less: Provisions[3,4]	395	891[5]	126%	997	2,083	1,594
Profit before tax	799	1,085	36%	2,212	2,736	3,097
Less: Tax	159	175	10%	462	451	557
Profit after tax	640	910	42%	1,750	2,285	2,540

1.	DMA expense on automobile loans, which was earlier deducted from net interest income, is now included in “Expenses on direct marketing agents (DMAs)”.

2.	Includes income from treasury products and services.

3.	Includes premium amortisation on government securities: Rs. 220 crore in Q3- 2006, Rs. 224 crore in Q3-2007, Rs. 559 crore in 9m-2006, Rs. 733 crore in 9m- 2007 and Rs. 802 crore in FY2006.

4.	Includes standard asset provisions of Rs. 208 crore in Q3-2006, Rs. 144 crore in Q3-2007, Rs. 248 crore in 9m-2006, Rs. 278 crore in 9m-2007 and Rs. 339 crore in FY2006.

5.	Includes provision of Rs. 85 crore for potential losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit.

6.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore
	Dec 31, 2005	Dec 31, 2006	Growth over Dec 31, 2005	March 31, 2006
Assets
Cash balances with banks & SLR	59,043	82,428	40%	68,114
- Cash & bank balances	17,786	24,819	40%	17,040
- SLR investments	41,257	57,609	40%	51,074
Advances	122,613	172,763	41%	146,163
Other investments	15,923	21,924	38%	20,473
Fixed & other assets	14,853	18,717	26%	16,639
Total	212,432	295,832	39%	251,389
Liabilities
Networth	21,052	24,445	16%	22,206
- Equity capital	874	894	2%	890
- Reserves	20,178	23,551	17%	21,316
Preference capital	350	350	-	350
Deposits	133,881	196,893	47%	165,083
Erstwhile ICICI borrowings	14,117	11,190	-21%	13,190
Other borrowings	29,690	47,629[1]	60%	35,477
Other liabilities	13,342	15,325	15%	15,083
Total	212,432	295,832	39%	251,389

1. Includes Hybrid Tier-1 and Upper Tier-2 capital of Rs. 4,197 crore.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the impact of any acquisitions, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 44.26.

Item 2

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office : ICICI Bank Towers, Bandra Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS

(Rs. in crore)
Sr. No.	Particulars	Quarter ended		Nine months ended		Year ended March 31, 2006
		December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
1.	Interest earned (a)+(b)+(c)+(d)	5,824.65	3,712.48	16,332.71	10,157.80	14,306.13
	a) Interest/discount on advances/bills	4,165.53	2,663.46	11,392.89	7,217.78	10,206.59
	b) Income on investments	1,542.58	962.80	4,369.84	2,649.25	3,692.76
	c) Interest on balances with Reserve Bank of India and other interbank funds	111.54	75.60	515.64	231.16	335.46
	d) Others	5.00	10.62	54.34	59.61	71.32
2.	Other income	1,980.59	1,179.17	4,828.28	3,381.22	4,983.14
	A) TOTAL INCOME (1) + (2)	7,805.24	4,891.65	21,160.99	13,539.02	19,289.27
3.	Interest expended	4,115.85	2,416.88	11,571.64	6,823.24	9,597.45
4.	Operating expenses (e) + (f) + (g)	1,713.25	1,280.28	4,769.97	3,506.45	5,001.15
	e) Payments to and provisions for employees	426.22	274.00	1,175.94	744.20	1,082.29
	f) Direct marketing agency expenses	383.09	300.74	1,101.04	812.23	1,177.06
	g) Other operating expenses	903.94	705.54	2,492.99	1,950.02	2,741.80
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	5,829.10	3,697.16	16,341.61	10,329.69	14,598.60
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	1,976.14	1,194.49	4,819.38	3,209.33	4,690.67
6.	Other provisions and contingencies	890.95	395.07	2,083.07	996.74	1,594.07
7.	Provision for taxes
	a) Current period tax	365.58	102.99	712.61	451.35	691.22
	b) Deferred tax adjustment	(190.47)	56.35	(261.40)	11.10	(134.69)
8.	NET PROFIT (5-6-7)	910.08	640.08	2,285.10	1,750.14	2,540.07
9.	Paid-up equity share capital (face value Rs. 10/-)	894.08	873.78	894.08	873.78	889.83
10.	Reserves excluding revaluation reserves	23,550.80	20,177.59	23,550.80	20,177.59	21,316.16
11.	Analytical ratios
	(i) Percentage of shares held by Government of India	...	...	...	...	...
	(ii) Capital adequacy ratio	13.37%	14.53%	13.37%	14.53%	13.35%
	(iii) Earnings per share for the period (not annualised for quarter/period) (in Rs.) (basic)	10.18	8.38	25.61	23.42	32.49
	(iv) Earnings per share for the period (not annualised for quarter/period) (in Rs. ) (diluted)	10.10	8.29	25.39	23.17	32.15
12.	Aggregate of non-promoter shareholding
	• No. of shares	894,002,943	875,127,259	894,002,943	875,127,259	889,823,901
	• Percentage of shareholding	100	100	100	100	100
13.	Deposits	196,892.76	133,881.49	196,892.76	133,881.49	165,083.17
14.	Advances	172,763.08	122,612.85	172,763.08	122,612.85	146,163.11
15.	Total assets	295,832.05	212,431.69	295,832.05	212,431.69	251,388.95
Notes
1.	The financial results have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.	During the quarter ended December 31, 2006, the Bank allotted 1,151,362 equity shares pursuant to exercise of employee stock options and forfeited 44,280 partly paid equity shares for non-payment of balance amount due in respect of Public Issue of equity shares made in December, 2005.
3.	Status of equity investors’ complaints / grievances for the quarter ended December 31, 2006.

Opening balance	Additions	Disposals	Closing balance *
8	437	437	8
*Of these, 2 have since been resolved.

4.	Provision for current period tax includes Rs. 9.98 crore towards provision for fringe benefit tax for the quarter ended December 31, 2006 (Rs. 31.96 crore for the nine months ended December 31, 2006).
5.	Other provisions and contingencies for the quarter ended December 31, 2006 includes provisions of Rs. 85.05 crore for potential losses from frauds pertaining to warehouse receipt-based financing product for agricultural credit.
6.	Till the year ended March 31, 2006, the Bank deducted direct marketing agency expenses on automobile loans from the interest income. For the period ended December 31, 2006, the Bank has reported all direct marketing agency expenses, on automobile loans and other retail loans, separately under “Operating expenses”.
7.	ICICI Web Trade Limited has merged with ICICI Brokerage Services Limited, a subsidiary of ICICI Bank Limited, effective October 1, 2006.
8.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.
9.	The above financial results have been taken on record by the Board of Directors at its meeting held on January 20, 2007.

Place : Vadodara	Kalpana Morparia
Date : January 20, 2007	Joint Managing Director

SEGMENTAL INFORMATION OF ICICI BANK LIMITED FOR THE PERIOD ENDED DECEMBER 31, 2006

(Rs. in crore)
Sr. No.	Particulars	Quarter ended		Nine months ended		Year ended March 31, 2006
		December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
1.	Segment Revenue
a	Consumer and Commercial Banking	5,944.10	3,951.98	16,641.85	10,927.23	15,408.53
b	Investment Banking	2,164.55	1,186.12	5,656.08	3,530.11	4,972.50
	Total revenue	8,108.65	5,138.10	22,297.93	14,457.34	20,381.03
	Less: Inter Segment Revenue	303.41	246.45	1,136.94	918.32	1,091.76
	Income from Operations	7,805.24	4,891.65	21,160.99	13,539.02	19,289.27
2.	Segmental Results (i.e. Profit before tax & provisions)
a	Consumer and Commercial Banking	1,325.83	954.48	3,209.51	2,383.69	3,387.05
b	Investment Banking	659.91	249.61	1,638.67	854.44	1,342.02
	Total profit before tax & provisions	1,985.74	1,204.09	4,848.18	3,238.13	4,729.07
3.	Provisions
a	Consumer and Commercial Banking	612.70	170.13	1,288.68	376.28	732.02
b	Investment Banking	278.25	224.94	794.39	620.46	862.05
	Total provisions	890.95	395.07	2,083.07	996.74	1,594.07
4.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	713.13	784.35	1,920.83	2,007.41	2,655.03
b	Investment Banking	381.66	24.67	844.28	233.98	479.97
	Total profit before tax	1,094.79	809.02	2,765.11	2,241.39	3,135.00
	Unallocated	9.60	9.60	28.80	28.80	38.40
	Tax	175.11	159.34	451.21	462.45	556.53
	Profit after tax	910.08	640.08	2,285.10	1,750.14	2,540.07
5.	Capital Employed (i.e. Segment Assets – Segment Liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and Commercial Banking	(32,047.03)	(21,594.05)	(32,047.03)	(21,594.05)	(27,936.78)
b	Investment Banking	53,061.23	40,223.76	53,061.23	40,223.76	47,417.84
	Total capital employed	21,014.20	18,629.71	21,014.20	18,629.71	19,481.06